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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Mainspring, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56062U100

(CUSIP Number)

Ellyn Roberts, Esq.

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza

San Francisco, California 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power _____
8. Shared Voting Power 1,500,169
9. Sole Dispositive Power _____
10. Shared Dispositive Power 1,500,169

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,169

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.7%

14. Type of Reporting Person (See Instructions)

___IA__

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael J. Stark

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Stark has sole voting and dispositive power were distributed to him as part of a distribution by an investment fund in which he is a limited partner to all of its limited partners without consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,432
8. Shared Voting Power 1,500,169
9. Sole Dispositive Power 6,432
10. Shared Dispositive Power 1,500,169

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,506,601

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.7%

14. Type of Reporting Person (See Instructions)

___IN__

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Seymour Franklyn Kaufman

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) See Item 3.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,764
8. Shared Voting Power 1,478,169
9. Sole Dispositive Power 9,764
10. Shared Dispositive Power 1,478,169

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,933

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

___IN__

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Anthony Pir Brenner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Brenner has sole voting and dispositive power were granted to him as a director of the Issuer or distributed to him as part of a distribution by an investment fund in which he is a limited partner to all of its limited partners without consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,978
8. Shared Voting Power 1,478,169
9. Sole Dispositive Power 6,978
10. Shared Dispositive Power 1,478,169

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,485,147

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

___IN__

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Daniel John Dunn

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Dunn has sole voting and dispositive power were distributed to him as part of a distribution by an investment fund in which he is a limited partner to all of its limited partners without consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 467
8. Shared Voting Power 949,136
9. Sole Dispositive Power 467
10. Shared Dispositive Power 949,136

11. Aggregate Amount Beneficially Owned by Each Reporting Person 949,603

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9%

14. Type of Reporting Person (See Instructions)

___IN__

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Vladimir S. Jacimovic

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Jacimovic has sole voting and dispositive power were distributed to him as part of a distribution by an investment fund in which he is a limited partner to all of its limited partners without consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 212
8. Shared Voting Power 1,478,169
9. Sole Dispositive Power 212
10. Shared Dispositive Power 1,478,169

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,478,381

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

___IN__

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas Edward Bliska

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Bliska has sole voting and dispositive power were distributed to him as part of a distribution by an investment fund in which he is a limited partner to all of its limited partners without consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 533
8. Shared Voting Power 949,136
9. Sole Dispositive Power 533
10. Shared Dispositive Power 949,136

11. Aggregate Amount Beneficially Owned by Each Reporting Person 949,669

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9%

14. Type of Reporting Person (See Instructions)

___IN__

________

________

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mainspring, Inc. (the "Issuer"). The principal executive office of the Issuer is located at One Main Street, Cambridge, MA 02142.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Crosslink, Capital, Inc. ("Crosslink"), Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn, Anthony Pir Brenner, Vladimir S. Jacimovic and Thomas Edward Bliska (collectively, the "Filers").

(b) The business address of the Filers is:

Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Crosslink is the investment adviser of investment funds to which Crossover Fund III Management, L.L.C. ("Crossover III Management"), Delta Growth Management, Inc. ("Delta Growth Management") or Crosslink Omega III Holdings, L.L.C. ("Omega III Holdings"), affiliates of Crosslink, serve as general partner or manager. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Brenner, Mr. Dunn, Mr. Jacimovic and Mr. Bliska are control persons of Crossover III Management. Mr. Stark, Mr. Kaufman, Mr. Brenner and Mr. Jacimovic are control persons of Omega III Holdings. Mr. Stark is a control person of Delta Growth Management. Mr. Brenner is a director of the Issuer.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Crosslink (1)	AF (1)	$12,997,702
Mr. Kaufman	PF(2)	$90,950

(1) Purchases were made by investment funds to which Crosslink is the investment adviser.

(2) Mr. Kaufman purchased 5,000 of the shares he owns in the open market. The remainder were distributed to him as part of a distribution by an investment fund in which he is a limited partner to all of its limited partners without consideration.

Item 4. Purpose of Transaction

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of advisory clients of Crosslink for the purpose of investment. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D. Anthony Pir Brenner is a member of the board of directors of the Issuer. As such, Mr. Brenner constitutes and votes on, and may discuss with other members of such board or holders of Stock, matters that may come or have come before the board. Mr. Brenner reserves all rights of a member of the board of directors.

Crosslink may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Crosslink may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Advisory clients of Crosslink reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Crosslink consider to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market and private transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the date on the cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Crosslink	Purchase	07/26/00	75,000	12.00
Crosslink	Purchase	07/27/00	25,000	18.19
Crosslink	Purchase	07/28/00	10,000	12.59
Crosslink	Sale	08/01/00	8,000	15.11
Crosslink	Purchase	08/23/00	25,000	13.78
Crosslink	Purchase	08/24/00	15,000	13.00
Crosslink	Purchase	08/25/00	25,000	12.95
Crosslink	Purchase	08/28/00	50,000	12.52
Crosslink	Purchase	08/29/00	35,000	12.18
Crosslink	Purchase	08/31/00	222,000	10.66
Crosslink	Sale	09/20/00	20,000	8.50

Mr. Kaufman	Purchase	7/27/00	5,000	18.19

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Crosslink is an investment adviser that has the authority, among other things, to invest the assets of the investment funds to which it is investment adviser in the Stock, to vote and dispose of Stock and to file this statement on behalf of such funds.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2001

Crosslink Capital, Inc. By: /s/ Michael J. Stark Michael J. Stark, President
/s/ Michael J. Stark Michael J. Stark	/s/ Seymour F. Kaufman Seymour F. Kaufman
/s/ Anthony Pir Brenner Anthony Pir Brenner	/s/ Daniel John Dunn Daniel John Dunn
/s/ Vladimir S. Jacimovic Vladimir S. Jacimovic	/s/ Thomas Edward Bliska Thomas Edward Bliska

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mainspring, Inc. For that purpose, the undersigned hereby constitute and appoint Crosslink Capital, Inc., a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: May 11, 2001

Crosslink Capital, Inc. By: /s/ Michael J. Stark Michael J. Stark, President
/s/ Michael J. Stark Michael J. Stark	/s/ Seymour F. Kaufman Seymour F. Kaufman
/s/ Anthony Pir Brenner Anthony Pir Brenner	/s/ Daniel John Dunn Daniel John Dunn
/s/ Vladimir S. Jacimovic Vladimir S. Jacimovic	/s/ Thomas Edward Bliska Thomas Edward Bliska